February 22, 2008


Mr. Jeff Long
Accountant
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549


            Re:   Manor Investment Funds, Inc.
                  File Number 811 09134

Dear Mr. Long:

     As a follow-up to our telephone conversation, we have filed amended reports and noted changes for our future filings.


Form N-Q filing
     We have filed an amended Form N-Q filing for June 30, 2007, adding the certifications that were omitted in the original filing.


Form 40-17g filings
     We have filed Form 40-17g filings for the years 2006 & 2007.


Distribution breakout in Form N-CSR filings
     We have noted the new disclosure requirement to breakout undistributed net investment income or loss as a separate line item, and will include that line item on future reports.


Form N-1A disclosure
     We have amended the disclosure note to the Fund performance pages of the N-1A Annual Report, and the Semi-annual Report to indicate that the performance chart does not reflect the deduction of tax or the redemption of Fund shares.


     We trust this letter has responded to all items discussed on our telephone call, but if there are any additional questions please do not hesitate to contact me directly.



                                   Sincerely,




                                   Daniel A. Morris
                                   President


Cc:     Mike Baranowsky
        Sanville & Company


Cc:     Board of Directors
        Manor Investment Funds, Inc.